

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 23, 2015

Glen C. Warren, Jr.
President, Chief Financial Officer and Secretary
Antero Resources Corporation
1615 Wynkoop Street
Denver, CO 80202

> **Re: Antero Resources Corporation**
> **Registration Statement on Form S-4**
> **Filed December 18, 2015**
> **File No. 333-208639**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 1-36120**

Dear Mr. Warren:

We have limited our review of your registration statement to those issues we have addressed in our comments. We have also reviewed your periodic filings and have comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to comments on your periodic filings within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Registration Statement on Form S-4

1.   Please be advised that we will not be able to accelerate the effectiveness of this registration statement until resolution of the comments on your periodic reports.

Form 10-K for Fiscal Year ended December 31, 2014

Business and Properties, page 1

Our Company, page 1

2.   You disclose on page 1 that your drilling operations in the Appalachian Basin have had a "100% success rate." Please expand your disclosure to clarify the metrics you deem must be achieved to be 100% successful. In that regard, we note a substantially similar

comment that we issued on July 12, 2013 during our initial review of your registration statement on Form S-1, as well as the subsequent revisions you made to your registration statement.

Legal Proceedings, page 36

3. We note your disclosure on page 36 regarding separate lawsuits in which plaintiffs have alleged that your operations exposed them to hazardous substances and damaged their properties and their persons. For example, we note that the Circuit Court of Ohio County, West Virginia ordered on March 24, 2015 the joinder of numerous civil actions in which you are named as a defendant. Please expand your description to provide for disclosures that Item 103 of Regulation S-K requires, including the name of the court(s) in which the lawsuits are pending, the dates instituted, and the principal parties thereto, or tell us why these legal proceedings are not material to you.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kevin Dougherty at 202-551-3271 or me at 202-551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources